U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                     0-19542
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                                Commission File No.


                                  (Check One):

       [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form
                       10-Q and Form 10-QSB [ ] Form N-SAR

                               September 30, 2001
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                                For Period Ended

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                         -------------------------------
                         For the Transition Period Ended

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

                               Avado Brands, Inc.
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                             Full Name of Registrant



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                            Former Name if Applicable


                              Hancock at Washington
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            Address of Principal Executive Office (STREET AND NUMBER)

                             Madison, Georgia 30650
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                            City, State and Zip Code



Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons  described  in  reasonable  detail  in Part  III  of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following
 /X/ the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The  accountant's  statement or other  exhibit required by  Rule
                12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company obtained covenant violation waivers related to an interest rate swap agreeement and certain of its operating lease agreements on November 14, 2001 and, as such, was not able to file its Form 10-Q by 5:30 p.m., Eastern Standard Time. The Company anticipates filing its Form 10-Q immediately following the filing of this Form 12b-25.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Erich J. Booth                           (706)                    342-4552
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(Name)                                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Avado Brands, Inc..
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 15, 2001                /s/  Erich J. Booth
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Date                             By:  Erich J. Booth
                                      Chief Financial Officer